Exhibit 99.8

NICE Named a Leader in Customer Engagement Platforms by Top Analyst Firm
Highlighting CXone’s Digital and AI Leadership

NICE named a Leader in Omdia Customer Engagement Platforms, 2023–24 research report, receiving maximum scores in vendor execution, solution breadth and CEP functionality

Hoboken, N.J., December 14, 2023 – NICE (Nasdaq: NICE) today announced that it has been named a Leader in Omdia Customer Engagement Platforms, 2023–24 research report, out of 14 vendors evaluated. NICE also scored the highest out of the vendors evaluated in the Partners and Ecosystem category. Leaders were recognized for their strong data management, allowing organizations to capture data in real-time and build persistent, unified, and actionable customer profiles. The research report lauded NICE’s integration of Enlighten AI, its AI engine purpose-built for CX, throughout CXone, highlighting that NICE’s ability to orchestrate real-time engagement from billions of customer interactions helped NICE score 100% in Orchestration.

In the report, Omdia stated, “The bottom line is: in today’s digital-first experience economy, and against the backdrop of turbulent times, enterprises can’t underestimate the importance of scaling quickly to provide unique and relevant experiences across digital channels and communications.”

Omdia recognized NICE for several strengths including the scalability of NICE’s CXone platform which Omdia notes is ideal for companies with remote work models because it allows for 24/7 availability. Omdia said NICE’s diverse range of clients is another strength, adding it can be an indicator of NICE’s reputation and reliability in the industry. Omdia also noted that users on review sites report that CXone excels at combining different products and tools from other companies into one solution. Omdia also praised NICE’s Suiteform, a suite of products powered by unified data and connected workflows that enable scalability and integration into an ecosystem of native and partner technologies via APIs and microservices.

Omdia also called out NICE’s recently announced acquisition of LiveVox, a leading AI-driven proactive outreach provider, stating that the expected acquisition broadens the NICE portfolio with capabilities and domain expertise that align.

Barry Cooper, President, CX Division, NICE, said, “NICE is proud to lead the CX AI transformation and to allow our customers to lead their respective industries with the power of data and AI.  CXone is the only interaction centric platform that provides full convergence of all CX assets which is the only way to fully harness the power of AI in the world of CX. We are proud that our ongoing advancements are being recognized by Omdia.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com , ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.